December 7, 2006

Via EDGAR and U.S. Mail

Mr. Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	U.S. Shipping Partners L.P.
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Period Ended June 30, 2006
File Number: 001-32326

Dear Mr. Fay:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated October 25, 2006 (the “Comment Letter”), to the above referenced Forms 10-K and 10-Q of U.S. Shipping Partners L.P. (the “Partnership”). The Partnership has filed, via EDGAR, this letter (tagged correspondence).

For your convenience, we are sending you a copy of this letter.  We supplementally advise that the Partnership prepared its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 in accordance with the Staff’s comments, and will prepare its future quarterly and annual filings in accordance with the Staff’s comments.

The Partnership has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in italics below from the Comment Letter in the order presented.

Form 10-Q: For the Period Ended June 30, 2006

Notes to Unaudited Condensed Consolidated Financial Statements, page 5
Note 5. Financing, page 7

1.

Please disclose in your interim and annual period filings as appropriate the weighted average variable interest rate applicable to each type of debt outstanding at each balance sheet date presented pursuant to Rule 5-02(19)(b) of Regulation S-X.

Response:

Our outstanding debt consisted of the following at June 30, 2006 and December 31, 2005 (in thousands):

	June 30, 2006	December 31, 2005

Second Amended and Restated Credit Facility - Term, bearing interest at LIBOR plus 2% or 6.98% at June 30, 2006 and 6.20% at December 31, 2005	$127,113	$128,037
Revolving Notes Facility, bearing interest at LIBOR plus 2% or 7.03% weighted average rate at June 30, 2006	25,000	—

Total	152,113	128,037
Less: Current portion of long-term debt	29,009	1,850

Long-term debt	$123,104	$126,187

          Commencing with our Third Quarter 2006 Form 10-Q, filed on November 9, 2006, we expanded our disclosure to include the weighted average variable interest rate applicable to each type of debt outstanding at each balance sheet date presented.  See Note 7 of our Third Quarter 2006 Form 10-Q.

Note 8. Other Comprehensive Income, page 10

2.	Please disclose in more detail your accounting for the foreign currency forward contracts and treatment as a hedge, as appropriate.

Response:

In February 2006, we entered into contracts, denominated in Euros, for the purchase of owner-furnished items costing approximately $14.4 million, relating to our newbuild ATB series.  To hedge the exposure to foreign currency, we entered into a series of foreign currency forward contracts effective through June 5, 2009, with an average exchange rate of $1.25/Euro.  The fair market value of the forward contracts at June 30, 2006 was $0.8 million.  The fair market value of the forward contracts is included in other assets and the associated gain on such contracts is included in other comprehensive income on the financial statements.  When realized, the gain or loss on the forward contracts will be applied to the cost of the owner-furnished items.

Commencing with our Third Quarter 2006 Form 10-Q, we expanded our disclosure (See Note 11) to include additional information regarding the accounting for our foreign currency forward contracts and their treatment as a hedge.

Management’s Discussion and Analysis…page 14
Results of Operations, page 24

3.	Please clearly disclose the reason for and your expectation in regard to the apparent trend in each of operating and voyage expenses increasing as a percent of revenue.

Response:

We supplementally advise the Staff of the following additional information regarding the apparent trends in vessel operating expenses and voyage expenses as a percentage of voyage revenue for the three and six months ended June 30, 2006.  Commencing with our Third Quarter 2006 Form 10-Q, we expanded the scope of the discussion and analysis to include a discussion of the trends in vessel operating expenses and voyage expenses.

Our results of operations table is included below for reference purposes (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,

	2006	2005	2006	2005

Voyage revenue	$37,789	$33,759	$74,838	$66,815
Vessel operating expenses	14,360	11,577	27,960	22,517
% of voyage revenue	38.0%	34.3%	37.4%	33.7%
Voyage expenses	7,856	6,536	15,191	12,614
% of voyage revenue	20.8%	19.4%	20.3%	18.9%
General and administrative expenses	3,176	2,579	6,002	4,936
% of voyage revenue	8.4%	7.6%	8.0%	7.4%
Depreciation and amortization	7,191	6,182	14,849	12,365

Operating income	5,206	6,885	10,836	14,383
% of voyage revenue	13.8%	20.4%	14.5%	21.5%
Interest expense	1,854	1,309	3,411	2,684
Other income	(167)	(225)	(291)	(426)

Income before income taxes	3,519	5,801	7,716	12,125
Provision (benefit) for income taxes	558	(95)	555	(420)

Net income	$2,961	$5,896	$7,161	$12,545

Vessel Operating Expenses
For the three months ended June 30, 2006, vessel operating expenses as a percentage of voyage revenue increased to 38.0% from 34.3% for the three months ended June 30, 2005.  We placed the Sea Venture in service during the second quarter 2006, which contributed $0.8 million of vessel operating expenses (including $0.6 million of crew costs, principally related to oversight of the vessel, during its drydocking), while earning $0.7 million of revenue.  Subsequent to its November 2005 acquisition, we placed this vessel into drydock, which was completed in June 2006.  During vessel drydocks, although no revenue is earned, vessel operating expenses are incurred, on a reduced basis, including crew costs and insurance.  See Liquidity and Capital Resources – Ongoing Capital Expenditures for further discussion of the timing of future drydocks.  The permanent addition of a third mate to the crew complements of each ITB due to Coast Guard regulations coupled with annual contracted crew wage and benefit increases and higher repairs and maintenance expenses also contributed to this increase.

For the six months ended June 30, 2006, vessel operating expenses as a percentage of voyage revenue increased to 37.4% from 33.7% for the six months ended June 30, 2005.  We placed the Sea Venture in service during the second quarter 2006, which contributed $1.1 million of vessel operating expenses (including $0.8 million of crew costs, principally related to oversight of the vessel during its drydocking), while earning $0.7 million of revenue.  Subsequent to its November 2005 acquisition, we placed this vessel into drydock, which was completed in June 2006.  During vessel drydocks, although no revenue is earned, vessel operating expenses are incurred, on a reduced basis, including crew costs and insurance.  See Liquidity and Capital Resources – Ongoing Capital Expenditures for further discussion of the timing of future drydocks.  The permanent addition of a third mate to the crew complements of each ITB due to Coast Guard regulations coupled with annual contracted crew wage and benefit increases and higher repairs and maintenance expenses also contributed to this increase.

Voyage Expense
As a percentage of revenue, voyage expenses increased to 20.8% for the three months ended June 30, 2006 from 19.4% for the three months ended June 30, 2005.  Voyage expenses, including port charges and bunker expenses, are borne by us for all charters other than time charters, for which the customer pays these expenses directly.  As the percentage of time charters changes, voyage expenses may increase or decrease as a percentage of revenue.  For the three months ended June 30, 2006, we earned 30% of our revenue from time charters compared to 46% for the three months ended June 30, 2005, resulting in an increased percentage of voyage expenses paid by us in the 2006 period.  The combination of less time charters and rising fuel costs has caused voyage expenses to increase both in total and as a percentage of voyage revenue.  Although the additional fuel costs are largely passed on to customers in the form of increased rates and or fuel surcharges, they will continue to impact the ratio of voyage expenses to voyage revenue.

As a percentage of revenue, voyage expenses increased to 20.3% for the six months ended June 30, 2006 from 18.9% for the six months ended June 30, 2005.  Voyage expenses, including port charges and bunker expenses, are borne by us for all charters other than time charters, for which the customer pays these expenses directly.  As the percentage of time charters changes, voyage expenses may increase or decrease as a percentage of revenue.  For the six months ended June 30, 2006, we earned 31% of our revenue from time charters compared to 46% for the six months ended June 30, 2005, resulting in an increased percentage of voyage expenses paid by us in the 2006 period. The combination of less time charters and rising fuel costs has caused voyage expenses to increase both in total and as a percentage of voyage revenue.  Although the additional fuel costs are largely passed on to customers in the form of increased rates and or fuel surcharges, they will continue to impact the ratio of voyage expenses to voyage revenue.

Quantitative and Qualitative Disclosures about Market Risk, page 31

4.

Please disclose in the table in your interim and annual period filings as appropriate the fair value of each swap presented. Also, the effective rate of the swaps presented should include any applicable margins. Further, expand your disclosure to clearly show the net effect of the swaps on changes in your interest rate risk exposure.

Response:

We supplementally advise the Staff of the following additional information regarding our interest rate swaps.

Our market risk is affected primarily by changes in interest rates. We are exposed to the impact of interest rate changes primarily through our variable-rate borrowings under our credit facility. Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our indebtedness. Based on our average variable interest rate debt outstanding during the six months ended June 30, 2006, a 1% change in our variable interest rates would have increased our interest expense by approximately $0.2 million for the six months ended June 30, 2006, after taking into effect the interest rate swap agreements we had in effect as described below.  Had we not entered into these interest rate swap agreements, a 1% change in our variable interest rates would have increased our interest expense by approximately $0.7 million for the six months ended June 30, 2006.

We had two open interest rate swap agreements as of June 30, 2006.  The intent of these agreements is to reduce interest rate risk by swapping an unknown variable interest rate, three-month LIBOR, reset quarterly, for a fixed rate. The fixed rate paid and the variable rate received include applicable margins of 200 basis points, pursuant to our credit facility. The following is a summary of the economic terms of these agreements at June 30, 2006:

Notional amount	$21,000,000
Fixed rate paid	5.15%
Variable rate received	7.50%
Effective date	12/31/2002
Expiration date	12/29/2006
Fair Value	$236,188

Notional amount	$60,250,000
Fixed rate paid	5.91%
Variable rate received	7.50%
Effective date	4/19/2004
Expiration date	12/31/2008
Fair Value	$2,470,168

Commencing with our Third Quarter 2006 Form 10-Q, filed on November 9, 2006, the Partnership expanded its disclosure to include the fair value of each swap presented. Future filings will disclose the net effect of the swaps on changes in our interest rate risk.

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•

Staff comments or changes to disclosure in response to Staff comments in the Partnership’s filings with the Commission reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Comment Letter, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Should you have any questions regarding this response, please contact the undersigned at (212) 400-6370 or (732) 635-2705.

Respectfully submitted,

/s/ Paul B. Gridley

Paul B. Gridley
Chairman, Chief Executive Officer
(principal executive officer)

/s/ Albert E. Bergeron

Albert E. Bergeron
Vice President – Chief Financial Officer
(principal financial and accounting officer)

cc:  Doug Jones, Division of Corporation Finance
       Roy Goldman, Fulbright & Jaworski, LLP
       Mark Reffner, PricewaterhouseCoopers LLP